Exhibit 107

Calculation of Filing Fee Tables

Form S-1

(Form Type)

Mill City Ventures III, Ltd.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to be paid	Equity	Warrants to purchase common stock	457(g)	2,697,603	$0	$0	0.0000927	$0
Fees to be paid	Equity	Common stock issuable upon exercise of warrants (1)	457(g)	2,697,603	$4.00	$10,790,412	0.0000927	$1,000.27

Total Offering Amount	$1,000.27
Fees Previously Paid	-
Total Fee Offsets	-
Net Fees Due	$1,000.27

(1)	Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.